AMENDMENT NO.
2

NAME OF ISSUER
Advanced Photonix, Inc.

TITLE OF CLASS OF SECURITIES
Class A Common Stock

CUSIP NO.
00754E107

NAME OF REPORTING PERSON
The Townsend Group Investments
Registered Investment Adviser
T. Brook Townsend, III, President, CEO
22601 Pacific Coast Highway
Suite 200
Malibu CA 90265

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
95-3180628

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(b)

CITIZENSHIP OR PLACE OF ORGANIZATION
Malibu, California, U.S.A.

SOLE VOTING POWER
126,600

SHARED VOTING POWER
747,500

SOLE DISPOSITIVE POWER
126,600

SHARED DISPOSITIVE POWER
747,500

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
874,100

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.05%

TYPE OF REPORTING PERSON*
IA